Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Toast Capital LLC	Delaware

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Toast, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.